UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2013

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the OGE Energy Corp.
Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Oklahoma City, Oklahoma
June 26, 2014

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
Investments (at fair value)
Common stock	$287,593,138	$256,670,692
Mutual funds	325,774,409	254,020,581
Common/collective trust	48,979,807	52,815,174
Interest-bearing cash	4,002,713	7,047,110
U.S. Government obligations	76,463	77,580
Bonds, debentures and notes	62,626	58,398
Preferred stocks	39,839	43,213

Total investments at fair value	666,528,995	570,732,748

Non-interest bearing cash	23,939	18,387
Notes receivable from participants	14,504,175	14,315,012

Net assets reflecting investments at fair value	681,057,109	585,066,147

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common/collective trust	(689,459)	(1,432,332)

Net assets available for benefits	$680,367,650	$583,633,815

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS
Contributions
Participants	$23,548,383
Company	14,169,714
Rollovers	1,268,359

Net appreciation in fair value of investments
Common stock	52,873,601
Mutual funds	42,657,309

Interest and dividend income
Mutual funds	15,072,555
Common stock	4,786,600
Common/collective trust	564,224
Interest on notes receivable from participants	597,211
Interest-bearing cash	2,071
Other	4,092

Total additions	155,544,119

DEDUCTIONS
Distributions to participants	58,569,085
Administrative expenses	114,400
Other	126,799

Total deductions	58,810,284

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	96,733,835

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	583,633,815
End of year	$680,367,650

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan ("Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. By action of OGE Energy Corp.'s Board of Directors taken on July 15, 1998, the Oklahoma Gas and Electric Company Employees' Stock Ownership Plan ("ESOP") and participants' ESOP accounts thereunder were merged into the Plan effective October 1, 1998. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust Agreement between OGE Energy Corp. ("Company") and the Trustee. The following description of the Plan describes the terms of the Plan on December 31, 2013, unless otherwise noted, and provides only general information about the Plan's provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
Participation in the Plan is voluntary. The Plan is administered by a committee ("Benefits Committee") appointed by the Company's Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company's Board of Directors. The Benefits Committee is responsible for the general administration of the Plan including, among other things, appointing the Plan administrator, establishing Plan procedures and governmental reporting and disclosures for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Eligibility
Each regular full-time employee of the Company or a participating affiliate is eligible to participate in the Plan immediately. All other employees of the Company or a participating affiliate are eligible to become participants in the Plan after completing one year of service, as defined in the Plan. The following individuals are not eligible to participate in the Plan: leased employees, individuals classified by the employer as independent contractors and employees covered by a collective bargaining agreement that does not provide for their participation in the Plan.
Participant Contributions
Each pay period participants may contribute any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Participants may change contribution percentages in advance of any pay period. Contributions of the first six percent of compensation (or, in certain cases beginning on or after January 1, 2010, the first five percent of compensation where the Company only matches contributions not in excess of five percent of compensation) are defined in the Plan as "Regular Contributions" and any contributions in excess of Regular Contributions are defined in the Plan as "Supplemental Contributions." Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as: (i) a salary reduction contribution under Section 401(k) of the Internal Revenue Code ("Code") subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. The portion of the participant's contribution that is designated as a salary reduction contribution is defined in the Plan as a "Tax-Deferred Contribution" and is not subject to Federal income tax until such portion is withdrawn or distributed from the Plan.
Participants who have attained age 50 before the close of a calendar year are allowed to make additional contributions, defined in the Plan as "Catch-Up Contributions," for the year in accordance with and subject to the limitations of Section 414(v) of the Code. Similar to Tax-Deferred Contributions, Catch-Up Contributions are salary reduction contributions under Section 401(k) of the Code and are not subject to Federal income tax until such contributions are withdrawn or distributed from the Plan. All contributions are subject to certain limitations of the Code.
Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests exclusively in the Company's common stock except for a portion invested in short-term investments for liquidity purposes to accommodate daily cash flow needs. The Plan was amended to change from unit accounting to share accounting effective January 1, 2014. Participants may change investment allocations of contributions on any business day. A managed account option is offered under the Plan which provides participants an option, for a fee, to have funds in their account invested by an investment manager among the investment options available under the Plan (excluding the OGE Energy Corp. Common Stock Fund and self-directed brokerage option). Under the managed account option, the amounts invested by an investment manager exclude amounts participants elect to be retained in the

OGE Energy Corp. Common Stock Fund. The investment manager appointed for this purpose is Strategic Advisers, Inc., an affiliate of the Trustee. Another option available to participants is Fidelity Brokerage Link, which is a self-directed brokerage option that allows an electing participant to invest in individual stocks and bonds as well as mutual funds beyond the current Plan investment options. A participant's self-directed brokerage account is adjusted solely to reflect dividends, earnings, losses, gains and expenses and changes attributable to their self-directed brokerage account. Any investments held in a participant's self-directed brokerage account for which the participant does not provide investment direction will be invested in the Fidelity Freedom K® Income Fund until the participant makes a proper direction.
Eligible employees who do not affirmatively elect to either participate or not participate in the Plan are automatically enrolled in the Plan to contribute three percent of their compensation per pay period as a Tax-Deferred Contribution. Enrollment is effective as of the 30th day following the date the eligible employee satisfies the eligibility requirements of the Plan. In the absence of an investment election, the participant's Tax-Deferred Contributions will be invested in the applicable Fidelity Freedom K® Fund based upon the participant's date of birth. If an eligible employee ceases to be eligible by reason of termination of employment or otherwise, the automatic enrollment will not apply to such eligible employee on any subsequent re-employment with the Company or on otherwise again becoming an eligible employee.
A participant may elect, in accordance with the Plan's procedures, to have his or her rate of Tax-Deferred Contributions automatically increased annually on a date and in an amount as specified by the participant in such election, which amount will be one percent, two percent or three percent of his or her compensation per pay period. Such election will remain in effect until cancelled by the participant in accordance with the Plan's procedures.
The Plan also allows rollovers from other eligible retirement plans, defined in the Plan as "Rollover Contributions." Participants may invest their Rollover Contributions into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.
The Plan was amended effective April 1, 2014 to allow participants to make after-tax Roth contributions.
Employer Contributions
The Plan was amended to provide that, on and after January 1, 2010, for any employee whose employment or re-employment date occurs on or after December 1, 2009, the Company will contribute 200 percent of the participant's Regular Contributions, up to five percent of compensation. For employees whose employment or re-employment date occurred before December 1, 2009, the Company will contribute, depending on certain elections made by the employees with respect to their participation in the Company's qualified defined benefit retirement plan ("Pension Plan"), the amounts described below.
For participants whose employment or re-employment date occurred before February 1, 2000 and who elected to continue to earn additional benefits under the Pension Plan, the Company contributes to the Plan each pay period an amount equal to 50 percent of the participant's Regular Contributions up to six percent of compensation if the participant has less than 20 years of service, as defined in the Plan, and an amount equal to 75 percent of the participant's Regular Contributions up to six percent of compensation if the participant has 20 or more years of service, as defined in the Plan.  If such participants elected to freeze their accruals under the Pension Plan, depending on the freeze options they elected, the Company contributes either 100 percent of the participant's Regular Contributions up to six percent of compensation or 200 percent of the participant's Regular Contributions up to five percent of compensation.
For participants whose employment or re-employment date occurred on or after February 1, 2000 and before December 1, 2009, the Company contributes 100 percent of the participant's Regular Contributions up to six percent of compensation if the participant elected to participate in the Pension Plan, or 200 percent of the participant's Regular Contributions up to five percent of compensation if the participant elected not to participate in the Pension Plan.
For purposes of the Company's contributions, "compensation" does not include overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company's contributions may be directed to any available investment option in the Plan. In the absence of an investment election, the participant's Company matching contributions will be invested in the OGE Energy Corp. Common Stock Fund. During 2013, there were no non-cash Company contributions made to the Plan.
Vesting
Participants' Regular Contributions, Supplemental Contributions, Rollover Contributions and Catch-Up Contributions are fully vested and non-forfeitable, as are participants' ESOP contribution accounts. Employees participating in the Plan vest in their allocated share of Company contributions over a three-year period. Participants become 20 percent vested in their Company contribution account after two years of service and become fully vested after three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company's Pension Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company or its affiliates. Participants who die while performing qualified military service will be treated as if they had resumed and then terminated employment on account of death. Under the Company's Pension Plan, participants are eligible for normal retirement when they retire on or after their normal retirement date at age 65. Under the Company's Pension Plan, participants are eligible for early retirement when they retire prior to their normal retirement date and on or after age 55 with at least five years of vesting service, as defined in the Company's Pension Plan.
Forfeitures of non-vested Company contributions are used to reduce the Company's contributions. During 2013, there were no forfeitures of non-vested Company contributions. At December 31, 2013 and 2012, there were no forfeited and unallocated assets. Forfeitures are reinstated if the participant is re-employed by the Company or an affiliate thereof within five years of the date of termination.
Withdrawals
During employment, participants may not withdraw Tax-Deferred Contributions or Catch-Up Contributions and income earned thereon until attainment of age 59½, except in the event of financial hardship where a participant may withdraw the participant's Tax-Deferred Contributions and Catch-Up Contributions exclusive of earnings after 1988 and except in the event of a "permissible withdrawal" as described below. Withdrawals are made in cash. Participants can generally make one withdrawal per calendar year for no less than either $300 or 100 percent of the participant's after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions, Catch-Up Contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee. As of the last business day of any quarter, participants may also withdraw in cash or in Company common stock all amounts allocated to their ESOP accounts.
Eligible employees who are automatically enrolled in the Plan may no later than 90 days after the first Tax-Deferred Contribution is deducted from their compensation elect to make a "permissible withdrawal" from the Plan of all of his or her Tax-Deferred Contributions (and any earnings (or losses) attributable thereto). Any Company matching contributions (as adjusted for earnings (or losses) attributable thereto) that are attributable to amounts distributed to a participant by reason of a permissible withdrawal will be forfeited and be considered a forfeiture as of the date the distribution is made. Also, the participant's automatic enrollment agreement will terminate upon electing to make a permissible withdrawal and no further Tax-Deferred Contributions will be made on the participant's behalf unless and until the participant makes an election to resume making Tax-Deferred Contributions.
Distributions
Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. If a participant's vested account balance is less than or equal to $1,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination. If a participant's vested account balance is greater than $1,000, it may be distributed in a lump-sum payment, installment payments or a combination thereof at the participant's election, and participants who are under age 70½ at termination may defer commencement of their distributions to not later than April 1 of the year after the year in which they reach age 70½.
All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of the Company's common stock with fractional shares being paid in cash or a combination thereof at the participant's election. The Plan implements a dividend pass-through program in which all dividends allocable to shares of the Company common stock in participants' accounts are automatically paid in cash to participants based on the number of shares allocated to their accounts as of the ex-dividend date for such dividend unless otherwise requested. Any dividends not distributed in cash are used to purchase additional shares of the Company's common stock, which are allocated to the respective participants' accounts in the form of additional units which are fully vested regardless of the participants' years of service. Participants or spouse beneficiaries receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided that such eligible retirement plan accepts direct rollovers. The Plan also allows a non-spouse beneficiary to directly rollover an eligible rollover distribution to an eligible individual retirement account or individual retirement annuity.
Notes Receivable from Participants (Participant Loans)
The maximum amount that a participant may borrow is the lesser of either $50,000 or 50 percent of the participant's vested account balance. No amounts may be borrowed from a participant's ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant's vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant's account in the Plan. If a participant should terminate employment, the participant may repay the entire loan amount at that time or, if distribution is deferred, may elect to continue repayments by check. If a participant defaults in the payment of principal or interest under the terms of the loan at the time the participant is entitled to a distribution, the participant's account will be offset by the outstanding loan amount. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Loans made to participants will be liquidated from a participant's account in accordance with rules established by the Benefits Committee.
The interest rate for loans, as established by the Benefits Committee, is equal to the "prime rate," as published in the Wall Street Journal on the first business day of the month preceding the date the loan is made, plus one percent. The interest rate was 4.25 percent for loans initiated during 2013 and 2012. Interest incurred on loans during 2013 was $597,211.
Administrative Expenses
Certain expenses of administering the Plan are expected to be paid by the participants. Participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. Investment management fees for participants electing to participate in the managed account option are also paid by electing participants. All fees, commissions, charges and penalties incurred by a participant in connection with investments made through Fidelity Brokerage Link are paid from the electing participant's account. All other administrative expenses of the Plan, including legal, accounting and trustee fees, are paid by the Plan except to the extent paid by the Company.
Investment fees are generally assessed by an investment option and are deducted from the option's investment returns. Any transaction-based fees charged by an investment option will be charged directly by the investment option to applicable participant accounts.
Plan Termination
The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend or modify the Plan at any time upon the direction of the Company's Board of Directors or the Company's Benefits Oversight Committee, as provided in the Plan. In addition, the Company's Board of Directors may discontinue contributions to the Plan or terminate the Plan at anytime. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants' account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). Distributions to participants are recorded when paid.
New Accounting Pronouncements

In July 2013, the Emerging Issues Task Force issued "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists." The new standard requires entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the statement of financial position as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward, except as follows: to the extent that a net operating loss carryforward or tax credit carryforward at the reporting date is not available under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit would be presented in the statement of financial position as a liability. The new standard is applicable for all entities that have unrecognized tax benefits when a net operating loss carryforward or a tax credit carryforward exists. The new standard is effective for interim and annual reporting periods beginning after December 15, 2013 and does not require any new financial statement disclosures. This new standard may be applied retrospectively or prospectively with early adoption permitted. The Plan retrospectively adopted this new standard effective January 1, 2013. The adoption of this new standard did not impact the Plan's financial statements as the Plan currently has no unrecognized tax benefits.

In December 2011, the Financial Accounting Standards Board issued "Balance Sheet: Disclosures about Offsetting Assets and Liabilities." The new standard requires entities to disclose information about financial instruments and derivative instruments that are either offset on the balance sheet or are subject to a master netting arrangement, including providing both gross information and net information for recognized assets and liabilities, the net amounts presented on an entity's balance sheet and a description of the rights of setoff associated with these assets and liabilities. The new standard is applicable for all entities that have financial instruments and derivative instruments shown using a net presentation on an entity's balance sheet or are subject to a master netting arrangement. On January 31, 2013, the Financial Accounting Standards Board issued an update to this standard clarifying that the scope includes derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or are subject to a master netting arrangement or similar agreement. The new standard is effective for interim and annual reporting periods for fiscal years beginning on or after January 1, 2013 and is required to be applied retrospectively for all periods presented. The Company adopted this new standard effective January 1, 2013. The adoption of this new standard did not impact the Plan's financial statements as the Plan currently has no derivative instruments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investments
Common and preferred stocks are of U.S. companies and are valued at published market prices. Mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust in which the Plan invests, the Fidelity Managed Income Portfolio II ("MIP"), is valued by the trustee thereof at net asset value based on the fair values of the underlying investments of the trust using a variety of pricing sources. The MIP holds, among other investments, investments in fully benefit-responsive investment contracts. As required by the FASB, an adjustment from fair value to contract value to equal the sum of all benefits owed to participants in fully benefit-responsive investment contracts held in the common/collective trust is presented in the Statements of Net Assets Available for Benefits. Contract value represents contributions made to such trust, plus earnings, less participant withdrawals, administrative expenses and other charges or adjustments. Participant-directed redemptions in the MIP have no restrictions; however, the Plan is required to provide a 12-month redemption notice to liquidate its entire share in the MIP. The primary strategy of the MIP is to seek the preservation of capital as well as provide a competitive level of income over time consistent with the preservation of capital. Interest-bearing cash is in U.S. dollars. U.S. Government obligations are comprised of U.S. treasury notes and bonds and are valued using quoted prices in an active market. Bonds, debentures and notes are primarily comprised of U.S. corporate bonds with an investment grade rating of A1 by Moody's Investors Service and AA+ by Standard & Poor's Ratings Service. The Plan utilizes the market approach in determining the fair value of its bonds, debentures and notes using quoted market prices and estimates of current rates available for similar issues with similar maturities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The below table summarizes investment changes that were effective February 13, 2013. These changes did not have an effect on investment strategy or risk but reduced expenses.

Old Investment	New Investment
Calamos Growth Fund - Institutional Class	Fidelity® Contrafund® - Class K
Not Applicable	Conestoga Small Cap Fund

The below table summarizes investment changes that were effective November 15, 2013. These changes did not have an effect on investment strategy or risk but reduced expenses.

Old Investment	New Investment
Fidelity® Small Cap Stock Fund	Glenmede Small Cap Equity Portfolio Institutional Class
Wells Fargo Advantage Small Cap Value Fund Institutional Class	Glenmede Small Cap Equity Portfolio Institutional Class
Notes Receivable from Participants (Participant Loans)
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded at December 31, 2013 or 2012.
Unit Accounting - OGE Energy Corp. Common Stock Fund
During the 2013 plan year, the Plan utilized the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold an amount of cash for liquidity purposes. The value of each unit does not significantly vary from the price of the Company's common stock held in the fund. The Company's common stock price is readily available to the participants and is printed in many publications. Participants' accounts hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and interest-bearing cash held in the fund. However, the Plan holds the underlying common stock and interest-bearing cash. Effective January 1, 2014, the Plan was amended to utilize the share method of accounting.

3.	Amounts Due To Participants

At December 31, 2013 and 2012, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.	Fair Value Measurements

The classification of the Plan's fair value measurements requires judgment regarding the degree to which market data are observable or corroborated by observable market data. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to quoted prices in active markets for identical unrestricted assets or liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels defined in the fair value hierarchy and examples of each are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical unrestricted assets or liabilities that are accessible by the Plan at the measurement date. Instruments classified as Level 1 include investments in common and preferred stocks, mutual funds, interest-bearing cash, U.S. Government obligations and certain bonds, debentures and notes.
Level 2 inputs are inputs other than quoted prices in active markets included within Level 1 that are either directly or indirectly observable at the reporting date for the asset or liability for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active. Instruments classified as Level 2 include investments in a stable value common/collective trust and certain bonds, debentures and notes. The Plan utilizes the market approach in determining the fair value of certain of its bonds, debentures and notes, using quoted market prices and estimates of current rates available for similar issues with similar maturities.
Level 3 inputs are prices or valuation techniques for the asset or liability that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Unobservable inputs reflect the Plan's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The Plan holds no level 3 investments.

The following tables summarize the Plan's investments that are measured at fair value on a recurring basis at December 31, 2013 and 2012:

	December 31,
	2013	Level 1	Level 2
Common stock
U.S. common stock	$287,593,138	$287,593,138	$—
Mutual funds
Stock investments	193,396,392	193,396,392	—
Blended investments	82,346,042	82,346,042	—
Bond investments	50,031,975	50,031,975	—
Stable value common/collective trust	48,979,807	—	48,979,807
Interest-bearing cash	4,002,713	4,002,713	—
U.S. Government obligations
U.S. treasury notes and bonds	76,463	76,463	—
Bonds, debentures and notes
Corporate fixed income and other securities	62,626	31,476	31,150
Preferred stocks (domestic)	39,839	39,839	—
Total	$666,528,995	$617,518,038	$49,010,957

	December 31,
	2012	Level 1	Level 2
Common stock
U.S. common stock	$256,670,692	$256,670,692	$—
Mutual funds
Stock investments	147,742,776	147,742,776	—
Blended investments	61,469,694	61,469,694	—
Bond investments	44,808,111	44,808,111	—
Stable value common/collective trust	52,815,174	—	52,815,174
Interest-bearing cash	7,047,110	7,047,110	—
U.S. Government obligations
U.S. treasury notes and bonds	77,580	77,580	—
Bonds, debentures and notes
Corporate fixed income and other securities	58,398	19,205	39,193
Preferred stocks (domestic)	43,213	43,213	—
Total	$570,732,748	$517,878,381	$52,854,367

5.	Investments

The following investments represent five percent or more of the Plan's net assets:

	December 31,
	2013	2012
OGE Energy Corp. Common Stock (A)	$278,897,280	$251,734,639
Fidelity Managed Income Portfolio II (B)	48,290,348	51,382,842
PIMCO Total Return Fund (Institutional Class)	38,078,625	43,434,028
Fidelity® Contrafund® (Class K) (C)	60,845,524	38,516,978
Fidelity Blue Chip Growth Fund (Class K)	36,084,583	*

(A)	The OGE Energy Corp. Common Stock Fund also holds interest-bearing cash.

(B)	These balances are stated at contract value. Fair value at December 31, 2013 and 2012 is $48,979,807 and $52,815,174, respectively.

(C)	Fidelity® Contrafund® was changed to Fidelity® Contrafund® (Class K) effective July 31, 2012.

(D)	* Investment is less than 5 percent.

6.	Income Tax Status

The Company received a favorable determination letter dated November 3, 2011 which stated that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On January 27, 2014, the Plan filed a request for a determination letter with respect to the qualification of all amendments to the Plan not covered by the most recent IRS determination letter. It is not known at this time when a response from the IRS can be expected. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

At December 31, 2013, the Plan had no unrecognized tax benefits related to uncertain tax positions. The Plan recognizes interest related to unrecognized tax benefits in interest expense and recognizes penalties in other expense. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

7.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2013 and 2012 per the financial statements to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$680,367,650	$583,633,815
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common/collective trust	(689,459)	(1,432,332)
Net assets available for benefits per the Form 5500	$681,057,109	$585,066,147

The following is a reconciliation of the net increase in net assets for the year ended December 31, 2013 per the financial statements to the Form 5500:

Net increase in net assets per the financial statements	$96,733,835
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common/collective trust at beginning of year	(1,432,332)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common/collective trust at end of year	(689,459)
Net income per the Form 5500	$95,990,962

The Plan's investment in the common/collective trust is reported at fair value for Form 5500 reporting.

8.	Related Party Transactions

Certain Plan investments are in interest-bearing cash, mutual funds and a common/collective trust managed by Fidelity. Fidelity also serves as the Trustee of the Plan and, therefore, Plan transactions involving these mutual funds, common/collective trust or interest-bearing cash qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan's assets are invested in the Company's common stock. Because the Company is the Plan sponsor, Plan transactions involving the Company's common stock qualify as party-in-interest transactions. Finally, the engagement of Strategic Advisers, Inc. to provide investment management services under the managed account option and its investment in mutual funds and a common/collective trust managed by Fidelity are party-in-interest transactions under ERISA and the Code because Strategic Advisers, Inc. is an affiliate of the Trustee. All of the foregoing transactions are exempt from the prohibited transaction rules of ERISA and the Code under statutory or governmental agency exemptions.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Issuer	Description of Investment	Cost	Current Value
*	OGE Energy Corp.	Common stock, $0.01 par value	**	$278,897,280
	American Beacon	Large Cap Value Fund (Institutional Class), mutual fund	**	7,375,111
	American Funds	EuroPacific Growth Fund (Class R6), mutual fund	**	16,486,358
	Conestoga	Conestoga Small Cap Stock Fund, mutual fund	**	2,172,078
*	Fidelity Mgmt. Trust Co.	Asset Manager 20%, mutual fund	**	6,312,985
*	Fidelity Mgmt. Trust Co.	Asset Manager 50%, mutual fund	**	12,571,211
*	Fidelity Mgmt. Trust Co.	Asset Manager 70%, mutual fund	**	13,510,122
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund (Class K), mutual fund	**	36,084,583
*	Fidelity Mgmt. Trust Co.	Self-Directed Brokerage Account - Brokerage Link	**	14,848,689
*	Fidelity Mgmt. Trust Co.	Contrafund (Class K), mutual fund	**	60,845,524
*	Fidelity Mgmt. Trust Co.	Freedom K® Income, mutual fund	**	1,120,184
*	Fidelity Mgmt. Trust Co.	Freedom K® 2000 Fund, mutual fund	**	170,304
*	Fidelity Mgmt. Trust Co.	Freedom K® 2005 Fund, mutual fund	**	123,017
*	Fidelity Mgmt. Trust Co.	Freedom K® 2010 Fund, mutual fund	**	3,037,141
*	Fidelity Mgmt. Trust Co.	Freedom K® 2015 Fund, mutual fund	**	6,627,020
*	Fidelity Mgmt. Trust Co.	Freedom K® 2020 Fund, mutual fund	**	8,807,809
*	Fidelity Mgmt. Trust Co.	Freedom K® 2025 Fund, mutual fund	**	6,136,526
*	Fidelity Mgmt. Trust Co.	Freedom K® 2030 Fund, mutual fund	**	6,563,946
*	Fidelity Mgmt. Trust Co.	Freedom K® 2035 Fund, mutual fund	**	3,287,830
*	Fidelity Mgmt. Trust Co.	Freedom K® 2040 Fund, mutual fund	**	6,249,771
*	Fidelity Mgmt. Trust Co.	Freedom K® 2045 Fund, mutual fund	**	3,790,411
*	Fidelity Mgmt. Trust Co.	Freedom K® 2050 Fund, mutual fund	**	3,252,054
*	Fidelity Mgmt. Trust Co.	Freedom K® 2055 Fund, mutual fund	**	785,711
*	Fidelity Mgmt. Trust Co.	Low-Priced Stock Fund (Class K), mutual fund	**	16,551,685
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio II, common/collective trust	**	48,979,807
*	Fidelity Mgmt. Trust Co.	Retirement Money Market, interest-bearing cash		44,033
*	Fidelity Mgmt. Trust Co.	Small Cap Stock Fund, mutual fund	**	5,274,934
	Glenmede	Glenmede Small Cap Equity Portfolio (Institutional Class), mutual fund	**	6,879,366
	Goldman Sachs	Mid Cap Value Fund (Institutional Class), mutual fund	**	8,346,404
	Invesco	International Growth Fund (Institutional Class), mutual fund	**	8,414,092
	PIMCO	Total Return Fund (Institutional Class), mutual fund	**	38,078,625
	Sentinel	Common Stock Fund, mutual fund	**	14,208,459
	Spartan	Total Market Index Fund (Fidelity Advantage Class), mutual fund	**	8,623,304
	Spartan	U.S. Bond Index Fund, mutual fund	**	4,663,193
	T. Rowe Price	Mid Cap Growth Class, mutual fund	**	7,409,428
*	Participants	Notes receivable from participants, with various maturity dates and interest rates ranging from 4.25% to 10.50%	—	14,504,175
		Total investments and notes receivable from participants		$681,033,170

*	Party-in-interest
**	Investments are participant-directed, thus cost information is not applicable.

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 26th day of June 2014.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP
AND RETIREMENT SAVINGS PLAN

By	/s/	Paul L. Renfrow
Paul L. Renfrow
Chairperson

By	/s/	Philip L. Crissup
Philip L. Crissup
Member

By	/s/	Ken C. Johnson
Ken C. Johnson
Member

By	/s/	Michael R. Mathews
Michael R. Mathews
Member

By	/s/	Donald R. Rowlett
Donald R. Rowlett
Member

By	/s/	Margaret A. Walsh
Margaret A. Walsh
Member

By	/s/	John Wendling, Jr.
John Wendling, Jr.
Member

EXHIBIT INDEX

Exhibit No.	Description
23.01	Consent of Independent Registered Public Accounting Firm.